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                                  Exhibit 23.2









                        Independent Accountants' Consent



The Board of Directors and Stockholders
First Interstate Bancsystem, Inc.

We consent to incorporation by reference in the registration statement on Form S-8 of our report dated May 31, 2001 relating to the statements of net assets available for benefits of the Savings and Profit Sharing Plan for Employees of First Interstate Bancsystem, Inc. as of December 31, 2000 and 1999 and the related statement of changes in net assets available for benefits and the supplemental schedules of assets held for investment purposes and reportable transactions for the year ended December 31, 2000, which report appears in the December 31, 2000 report on Form 11-K of First Interstate Bancsystem, Inc.



/s/  KPMG LLP




Billings, Montana
June 21, 2001